South Street Securities LLC
Statement of Financial Condition
December 31, 2017
(Confidential Treatment Requested)

Assets

Cash and cash equivalents	$ 3,584,631
Financial instruments owned, at fair value (cost $400,464,141)	398,606,500
Securities purchased under agreements to resell	
(includes $11,517,661,962 at fair value)	31,576,797,847
Receivables and deposits with brokers, dealers and clearing organization	14,937,037
Other trading assets	10,333,943
Accrued interest receivable	753,275
Other assets	2,191,460
Total assets	$ 32,007,204,693

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase	
(includes $998,496,843 at fair value)	$ 31,714,985,610
Payable to clearing organization	112,044,731
Accrued expenses	2,330,817
Total liabilities	31,829,361,158
Member's equity	177,843,535
Total liabilities and member's equity	$ 32,007,204,693

The accompanying notes are an integral part of these financial statements.